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                             August 26, 2021

       Alphonse Valbrune
       Chief Legal Officer
       Clearwater Analytics Holdings, Inc.
       777 W. Main Street
       Suite 900
       Boise, ID 83702

                                                        Re: Clearwater
Analytics Holdings, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
13, 2021
                                                            CIK No. 0001866368

       Dear Mr. Valbrune:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Description of Certain Indebtedness, page 144

   1. Please file your New Credit Agreements for your prospective $55 million term loan and
                                                        $125 million revolving
line of credit as exhibits pursuant to Item 601(b)(10) of Regulation
                                                        S-K.
 Alphonse Valbrune
FirstName
Clearwater LastNameAlphonse
           Analytics Holdings,Valbrune
                              Inc.
Comapany
August 26, NameClearwater
           2021            Analytics Holdings, Inc.
August
Page 2 26, 2021 Page 2
FirstName LastName
Unaudited Pro Forma Consolidated Financial Information
Notes to unaudited pro forma consolidated statements of operations, page 74

2. We note that you have not included any pro forma adjustments related to the Tax
         Receivable Agreement. Please include a quantified discussion, either in the introductory paragraphs or in the in the pro forma footnotes, of the potential payments due under the
         Tax Receivable Agreement assuming the exchange of all LLC interests. Also, disclose the factors that may impact such amounts, such as the market price of your stock at the time of exchange, the prevailing federal tax rate and whether the company has generated taxable income to realize the benefits from this Agreement.
3. We note that your new credit agreement is still in negotiations. If the terms of this debt remain subject to change, please revise your footnote to quantify the impact on your pro forma presentation of reasonably possible changes in the terms of the debt. Refer to
         Article 11-02(a)(10) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 92

4. Please expand your discussion of the change in accounts receivable caused by the aging of receivables due to changes in certain customer's internal processes. In this regard, please discuss how these changes caused your accounts receivable to increase and whether the increase is expected to continue.
Consolidated Financial Statements
Consolidated Statements of Members' Deficit, page F-9

5. Please revise to include a Statement of Members' Deficit for the comparative interim period. Refer to Article 10-01(a)(7) of Regulation S-X.
       You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney at (202) 551-3297 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Joshua N. Korff, Esq.